SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 13, 2011

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications reports that Midroog has reapproved the 'Aa3' rating of the Company's Series A Notes with a change in outlook to negative

PARTNER COMMUNICATIONS REPORTS THAT
MIDROOG HAS REAPPROVED THE 'Aa3' RATING OF
THE COMPANY'S SERIES A NOTES WITH A CHANGE
IN OUTLOOK TO NEGATIVE

ROSH HA'AYIN, Israel, November 13, 2011 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports that Midroog Ltd. ("Midroog"), a subsidiary of Moody’s, announced today, that it has reapproved the 'Aa3' rating of the company's Series A notes with a change in outlook from stable to negative

For further information see Midroog's full Report dated November 13, 2011 on: www.midroog.co.il/siteFiles/13/626/6674.asp?val=420 or its informal English translation attached to this Form 6-k.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

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We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2010 Annual Report (20-F) filed with the SEC on March 21, 2011. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

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Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site .

About 012 Smile Telecom Ltd.
012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contact:

Mr. Ziv Leitman
Chief Financial Officer
Tel: +972-54-7814951
E-mail: investors@orange.co.il

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Partner Communications Company Ltd.

Monitoring Report | November 2011

Author:
Guy Drori, Analyst
guyd@midroog.co.il

Contacts:
Sigal Issaschar, Head of Corporate Finance
i.sigal@midroog.co.il

Avital Bar-Dayan, Executive VP
bardayan@midroog.co.il

 Partner Communications Company Ltd.

Series Rating	Aa3	Outlook: Negative

Midroog reapproved the Aa3 rating of the Series A bonds issued by Partner Communications Company Ltd. ("Partner" or the"Company") and a change in outlook from stable to negative.

Notes rated by Midroog:

Series	Issue Date	Coupon	Linkage	Par Value (NIS M)	Balance in Books on June 30,2011 (NIS M)	Bond Repayment Years
A	March 2005	4.25%	CPI	500	587	2009-2012

Summary Rating Rationale

Partner is a leader in the Israeli mobile communications market, with a high revenue recurring ability, high profitability margins reliant on strong and stable demands, a very broad customer base and a stable market share of approximately 32% over the past few years. The Company's operations translates into strong operating cash flows, also taking into account its CAPEX needs. The communications sector, which includes the mobile communications segment, is a highly regulated market, one which has been undergoing fundamental changes in the past two years aimed at boosting competition. The decision to reduce interconnect tariffs which took effect as of 2011 (from a rate of approximately NIS 0.25 to approximately NIS 0.04 per call minute) led to a significant erosion in the revenues and profit of the mobile telecommunication companies. The implementation of the reforms  of mobile number portability and the banning of telecom exit penalties have intensified competition and significantly reduced the package prices in the first half of 2011. During the previous year licenses were granted for the entry of Mobile Virtual Network Operators (MVNOs), which are expected to compete for market share and win over mainly pre-paid customers. At the same time, frequencies were allocated to two new carriers (Mirs belonging to the HOT Group and Golan Telecom), which are scheduled to launch operations in late 2012. In view of all these developments and given the moderate growth rate in the mobile communications sector, Midroog believes that stepped-up competition which began in the first half of 2011 will prevent the Company from continuing to post the high profitability rates it posted in the past. In late 2010, Partner acquired 012-Smile, a fixed-line telephone carrier and Internet service provider (ISP). This acquisition was another step in the Company's strategy to widen its array of products and to grow in the field of fixed-line telephony via Internet connection (VOB). The recommendations of the Haik Committee (see more details below) provide a potential for Partner to grow in the fixed-line telephony field, among others, based on 012-Smile's operational and business platform and to become a telecommunications group offering a strong value proposition in the fixed-line, mobile and ISP segments, without requiring a significant investment in infrastructure.

However, there still is a great deal of uncertainty regarding  the manner in which the reform will be implemented, which is expected to intensify competition in the telecom sector and the characteristics of the competition.

Due to the reduction in interconnect tariffs and increased competition, Partner posted an approximately 25% decline in Average Revenue Per User (ARPU) in the second quarter of 2011 compared to the corresponding quarter last year. Disregarding the effect of interconnect tariffs, there was an erosion of approximately 10% between the two quarters. The decline in revenues from mobile telecom service led to a sharp drop in gross profit from this activity. This decline was partly offset by sales of handsets and the first-time consolidation of 012-Smile's financial results. At the same time, there was a major increase in selling and marketing expenses due to an increase in the churn rate and handsets sales.

Midroog assesses that the entry of new competitors and the competition between the existing operators will further erode Partner's ARPU and market share by considerable percentages within a span of two years. We should also note that we do not see continued growth in sales of handsets, and even expect a declining volume in this activity. On the other hand, we assume that the Company will show improved efficiency in its operating expenses. It is difficult to gauge the extent of the streamlining measures, which will be a significant challenge indeed in view of the need to maintain a high level of service that will give Partner a differentiated customer value proposition over its competitors.

The Company's debt rose markedly in the first half of 2011 due to the financing of the acquisition of 012-Smile for approximately NIS 650 million and its first-time consolidation in March 2011. The rise in debt alongside the erosion in EBIT led to a slowdown in the coverage ratios. In annualizing 012-Smile's results, coverage ratios were eroded compared to 2010.

Partner has a good liquidity base reliant on its strong cash-generating capability and its unused and binding credit facilities totaling approximately NIS 780 million. The Company has cash balances of approximately NIS 503 million as of June 30, 2011 (along with a dividend payable of approximately NIS 210 million).

The Company's controlling shareholder (44.54%), Scailex Corporation Ltd. (A3/Watch List), relies on dividends from Partner as its main source for servicing the debt that financed the acquisition of its controlling stake. This leveraged ownership structure puts pressure to pay out dividends and makes it difficult for the Company to improve the free cash flow in order to reduce the debt.

The Company underwent frequent changes in management over the last two years. In the second quarter of 2011, Mr. Haim Romano was appointed as CEO of Partner Communications and Mr. Ziv Leitman was appointed as the Company's CFO.

Partner was assigned a negative outlook due to the risks and challenges the Company faces in the short and medium term. In our assessment, these risks will result in further erosion of profitability and further slowdown in the debt coverage ratios given the intensified competition in the marketplace  - also taking into account the Company's ability to show improved efficiency and a certain reduction in the amount of debt. Midroog believes that a further erosion in the Company's profitability and/or increase in debt due to an aggressive dividend payout and massive investments in fixed assets will make it difficult for Partner to maintain the current rating.

Partner Communications - Key Financial Data (NIS M)

	H12011	H12010	FY 2010	FY 2009	FY 2008
Services revenues	2,572	2,772	5,662	5,424	5,546
Equipment sales revenues	1,086	491	1,012	655	756
Total Revenues	3,658	3,263	6,674	6,079	6,302
Operating profit (EBIT)	777	925	1,860	1,701	1,826
Financing expenses, net	158	74	181	176	184
Net profit for the period	459	630	1,243	1,141	1,198
Operating margin %	21.2%	28.3%	27.9%	28.0%	29.0%
EBITDA	1,171	1,265	2,570	2,304	2,298
EBITDA %	32.0%	38.8%	38.5%	37.9%	36.5%
FFO	898	1,000	2,039	1,873	1,772
FCF	(40)	(40)	170	(78)	378
Cash and cash equivalents	503	18	321	329	184
Debt	5,359	3,558	3,716	2,431	2,181
Equity	591	588	626	1,962	1,732
Equity-to-balance sheet total	7.8%	11.2%	11.1%	34.9%	33.5%
Debt/EBITDA*	2.2	1.5	1.4	1.1	0.9
Debt/FFO*	2.8	1.8	1.8	1.3	1.2

* Coverage ratios computed for the last 12 months.

Partner Communications, Key Operating Data

	Q2 2011	Q2 2010	FY 2010	FY 2009	FY 2008
Number of subscribers at end of period	3,175	3,096	3,160	3,042	2,898
Average revenue per user (ARPU)	112	149	148	151	159
Average number of minutes per subscriber	396	368	366	364	365
Churn rate in last 12 months	21.2%	19.3%	21.4%	17.7%	17.8%

Detailed Rating Considerations

Leading position in the mobile communications market
In recent years Partner has maintained a share of approximately 32% of the mobile communications market in Israel. The revenue turnover in the mobile communications market totaled approximately NIS 20 billion in 2010, a market which serves approximately 9.8 million subscribers. The Israeli mobile communications market has a penetration rate of approximately 130% of the population, one of the highest in the world, reflecting a saturated market which will grow at a slower pace than in previous years. The mobile communications market is characterized by stable demands, which are also supported by technological developments that accelerate the demands for information services on the mobile network.

Competition in the mobile communications sector in Israel, a market controlled by three major mobile communication operators, is expected to stiffen in the wake of the recent regulatory reforms. Among the regulator's findings, we should mention frequency allocations to two new carriers (Mirs belonging to the HOT Group and Golan Telecom) while approving the entry of MVNOs, the banning of telecom exit penalties for new subscribers, and the reform in mobile number portability from company to company. All these developments stand to continue to erode the ARPU. Similarly, the implementation of the Haik Committee conclusions are expected to intensify competition in the telecom market while eliminating the structural separation, thereby enabling telecom groups to market communication bundles that include a wide array of products.

Decline in revenues and profit from mobile services due to the reduction of interconnect tariffs and tougher competition was moderated with the consolidation of 012-Smile and the rise in handset sales

The Company's revenues in the first half of 2011 rose by approximately 12% compared to the corresponding period in 2010 due to an increase of 121% in sales of handsets and communication equipment, which offset a decline of approximately 7% in revenues from services (mobile + fixed-line). Revenues from mobile communication services dropped by approximately 21%, largely due to a reduction in inteconnect tariffs from the beginning of 2011 and intensified competition, which is reflected in a higher churn rate and decline in the ARPU beyond the impact of the reduced inteconnect tariffs. The ARPU decreased in the second quarter of 2011 to NIS 112 compared to NIS 149 in the corresponding quarter.
Partner: Revenues and profitability by sectors, in NIS millions and in percentages

Approximately 70% of the decline is attributed to the reduction in inteconnect tariffs and the remaining 30% is due to the effect of growing competition. In the wake of the acquisition of 012-Smile and its first-time consolidation in March 2011, revenues from fixed-line services climbed to approximately NIS 410 million in the first half of 2011, up from approximately NIS 49 million in the corresponding period.

Profitability in the first half of 2011 decreased sharply compared to 2010 and 2009 (an EBITDA/revenue ratio of 32% in the first half of 2011, down from an average of approximately 38% in 2010 and 2009). The erosion in profitability is attributed to an increase in discounts offered to customers and a subsidization of handset plans as well as an increase in handset  revenues and the first-time consolidation of 012-Smile's revenues, where the profit margins are lower than mobile communication services.

We believe that the even tougher competition projected for 2012-2013 is expected to erode the Company's market share, its ARPU and profitability from mobile communications. We assume a sharp decline in the volume of handset sales compared to the first half of the year. A factor that could moderate these trends is a significant improvement in efficiency, which we believe the Company can do, including by streamlining selling and marketing processes by simplifying the structure of the communication packages. The Company's success in substantially increasing its market share in the fixed-line sector is still vague, but we see a certain potential for growth in this area.

Recommendations of the Haik Committee and the acquisition of 012-Smile: a potential for transitioning into a telecom company with an array of services, but in a more competitive business environment
The Company plans to expand the array of telecom services it provides, beyond the mobile communications field, based on 012-Smile's business platform. The recommendations of the Committee for reviewing and revising Bezeq Telecommunications' rates structure and for setting wholesale service rates in fixed-line communications ("Haik Committee") were intended to establish a wholesale infrastructure market and to lower the entry barriers for operators without infrastructure. This presents an opportunity for Partner to penetrate the fixed-line communications field (today Partner has a small market share in this area through 012-Smile's VOB activity). The Company intends, among other things, to capitalize on this potential based on 012-Smile's operating and business platform and become a telecommunications group, which will be able to offer a value proposition in the fixed-line, mobile and ISP fields, without investing heavily in infrastructure. On the other hand, the projected increase in competition with the opening of the market to competition, the elimination of the structural separations in Bezeq and HOT (except for multi-channel television) and lifting the existing control on Bezeq's retail price (transition to setting a maximum rate) challenge the Company's business and marketing positioning.

Rise in debt and slowdown in coverage ratios are expected to continue
Partner's debt rose substantially in the first half of 2011 with the expansion of the existing bond series and the first-time consolidation of 012-Smile (consolidated debt totaled approximately NIS 780 million). The issuance of the bonds financed, among other things,  the acquisition of 012-Smile for a total of approximately NIS 650 million as well as the steep rise in working capital due to the increase in the volume of handsets and communication equipment sales.

In light of the increased level of leverage and erosion in EBITDA and funds from operations (FFO), the Company's coverage ratios slowed down. Gross debt/EBITDA ratio based on the last 12 months stood at 2.2 and the debt/FFO for the same period was approximately 2.8. In our opinion, there are a number of distortions in calculating these ratios, some of which offset each other.

Those ratios reflect the mobile communications activity in the second half of 2010, which no longer has bearing in terms of present and future profitability. Moreover, the ratios express the full debt for the acquisition of 012-Smile, whereas its contribution to profit and to cash flow was only expressed in a four-month time period. Finally, the ratios reflect a very high volume of handset sales which we do not believe is representative. In standardizing the ratios based on the results of the first half of the year only, annualizing 012-Smile's operations and standardizing handsets sales to a normative level (in our assessment), we estimate the respective ratios at approximately 2.3 and 3.0 compared to 1.4 and 1.8 respectively for all of 2010.  However, we still believe that these ratios do not fully represent the effects of the EBITDA in the next two years, as described above. The future coverage ratios also depend on the volume of debt. We expect the debt to be reduced in the next two years, but to what degree is still unclear, since debt reduction is largely a function of how much dividend is paid out. Within the rating horizon, we anticipate an increase in the coverage ratios of gross debt/EBITDA edging towards 2.5-2.8 years and 3.2-3.5 years for gross debt/FFO. All things remaining constant, a further slowdown in the coverage ratios due to another erosion in the Company's profitability and/or increase in debt will make it difficult for the Company to maintain its current rating.

Good liquidity level
The Company's liquidity is reliant on its ability to generate strong and stable cash flows, unused and underwritten credit facilities of approximately NIS 780 million and a cash balance as of June 30, 2011 of approximately NIS 503 million. Part of this balance was allocated for a dividend payout which was declared in respect of the first quarter profits of NIS 210 million. The Company has debt-servicing needs in 2012 and 2013 of approximately NIS 300 million and approximately NIS 650 million, respectively. Debt-servicing in the coming years relies on free cash flow (FCF), which in turn depends on the CAPEX volume and dividend payout policy, and if necessary by refinancing debt.

Debt Amortization Schedule as of June 30, 2011 (NIS M)

Rating Outlook

Factors likely to upgrade the rating:

•	Sharp drop in the level of leverage along with an improvement in free cash flow.

•	Significant expansion of the array of telecommunication services that the Company provides.

Factors likely to downgrade the rating:

•	Slowdown in the coverage ratios in a manner that is inconsistent with the rating

•	Heightened competition to a degree that will significantly threaten the Company's position and performance

About the Company

Partner Communications Company Ltd. was founded in 1997 and began operating in 1999 as a mobile communications services provider in Israel, under a license granted by the Ministry of Communications to set up and operate a GSM mobile network. In December 2001, after winning a tender for 2G and 3G frequency bands, its license was extended until 2022.  In late 2004, Partner launched advanced 3G telecommunication services. Partner, through the international brand OrangeTM provides services to approximately one-third of the mobile phone subscribers in Israel. In October 2010, Partner acquired 012-Smile, a fixed-line telephone carrier and Internet service provider (ISP). The controlling shareholder is Scailex Corporation Ltd. (44.5%).

Rating History

Related Publications

•	2010 Monitoring Report (August 2010)

•	Watchlist Entry Report – Scailex and Suny Electronics (August 2011)

•	Methodology Report of the Telecom Sector (June 2011)

KEY FINANCIAL TERMS

Interest	Net financing expenses from Income Statement
Cash Interest	Financing expenses from income statement after adjustments for non-cash flow expenditures from statement of cash flows
Operating profit (EBIT)	Profit before tax, financing and onetime expenses/profits
Operating profit before amortization (EBITA)	EBIT + amortization of intangible assets.
Operating profit before depreciation and amortization (EBITDA)	EBIT + depreciation + amortization of intangible assets.
Operating profit before depreciation, amortization and rent/leasing (EBITDAR)	EBIT + depreciation + amortization of intangible assets + rent + operational leasing.
Assets	Company's total balance sheet assets.
Debt	Short term debt + current maturities of long-term loans + long-term debt + liabilities on operational leasing
Net debt	Debt - cash and cash equivalent – long-term investments
Capitalization (CAP)	Debt + total shareholders' equity (including minority interest) + long-term deferred taxes in balance sheet
Capital investments Capital Expenditures (CAPEX)	Gross investments in equipment, machinery and intangible assets
Funds From Operations (FFO)*	Cash flow from operations before changes in working capital and before changes in other assets and liabilities
Cash Flow from Operation (CFO)*	Cash flow from operating activity according to consolidated cash flow statements
Disposable cash flow* Retained Cash Flow (RCF)	Funds from operations (FFO) less dividend paid to shareholders
Free Cash Flow* Free Cash Flow (FCF)	Cash flow from operating activity (CFO) - CAPEX - dividends

* It should be noted that in IFRS reports, interest payments and receipts, tax and dividends from investees will be included in the calculation of the operating cash flows, even if they are not entered in cash flow from operating activity.

Obligations Rating Scale

Investment grade	Aaa	Obligations rated Aaa are those that, in Midroog's judgment, are of the highest quality and involve minimal credit risk.
	Aa	Obligations rated Aa are those that, in Midroog's judgment, are of high quality and involve very low credit risk.
	A	Obligations rated A are considered by Midroog to be in the upper-end of the middle rating, and involve low credit risk.
	Baa	Obligations rated Baa are those that, in Midroog's judgment, involve moderate credit risk. They are considered medium grade obligations, and could have certain speculative characteristics.
Speculative Investment	Ba	Obligations rated Ba are those that, in Midroog's judgment, contain speculative elements, and involve a significant degree of credit risk.
	B	Obligations rated B are those that, in Midroog's judgment, are speculative and involve a high credit risk.
	Caa	Obligations rated Caa are those that, in Midroog's judgment, have weak standing and involve a very high credit risk.
	Ca	Obligations rated Ca are very speculative investments, and are likely to be in, or very near to, a situation of insolvency, with some prospect of recovery of principal and interest.
	C	Obligations rated C are assigned the lowest rating, and are generally in a situation of insolvency, with poor prospects of repayment of principal and interest.

Midroog applies numerical modifiers 1, 2 and 3 in each of the rating categories from Aa to Caa. Modifier 1 indicates that the bond ranks in the higher end of the letter-rating category. Modifier 2 indicates that the bonds are in the middle of the letter-rating category; and modifier 3 indicates that the bonds are in the lower end of the letter-rating category.

Report No. CTPO71111000M

Midroog Ltd., Millennium 17 Ha’Arba'a Street, Tel-Aviv 64739
Tel: 03-6844700, Fax: 03-6855002, www.midroog.co.il

© Copyright 2011, Midroog Ltd. (“Midroog”). All rights reserved.

This document (including the contents thereof) is the property of Midroog and is protected by copyright and other intellectual property laws. There is to be no copying, photocopying, reproduction, modification, distribution, or display of this document for any commercial purpose without the express written consent of Midroog.

All the information contained herein on which Midroog relied was submitted to it by sources it believes to be reliable and accurate. Midroog does not independently check the correctness, completeness, compliance, accuracy or reliability of the information (hereinafter: the "information") submitted to it, and it relies on the information submitted to it by the rated Company for assigning the rating.

The rating is subject to change as a result of changes in the information obtained or for any other reason, and therefore it is recommended to monitor its revision or modification on Midroog's website www.midroog.co.il. The ratings assigned by Midroog express a subjective opinion, and they do not constitute a recommendation to buy or not to buy bonds or other rated instruments. The ratings should not be referred as endorsements of the accuracy of any of the data or opinions, or attempts to independently assess or vouch for the financial condition of any company. The ratings should not be construed as an opinion on the attractiveness of their price or the return of bonds or other rated instruments. Midroog's ratings relate directly only to credit risks and not to any other risk, such as the risk that the market value of the rated debt will drop due to changes in interest rates or due to other factors impacting the capital market. Any other rating or opinion given by Midroog must be considered as an individual element in any investment decision made by the user of the Information contained in this document or by someone on his behalf. Accordingly, any user of the information contained in this document must conduct his own investment feasibility study on the Issuer, guarantor, debenture or other rated document that he intends to hold, buy or sell. Midroog's ratings are not designed to meet the investment needs of any particular investor. The investor should always seek the assistance of a professional for advice on investments, the law, or other professional matters. Midroog hereby declares that the Issuers of bonds or of other rated instruments or in connection with the issue thereof the rating is being assigned, have undertaken, even prior to performing the rating, to render Midroog a payment for valuation and rating services provided by Midroog.

Midroog is a 51% subsidiary of Moody’s. Nevertheless, Midroog's rating process is entirely independent of Moody's and Midroog has its own policies, procedures and independent rating committee; however, its methodologies are based on those of Moody’s.

For further information on the rating procedures of Midroog or of its rating committee, please refer to the relevant pages on Midroog's website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: November 13, 2011